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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2005

Commission File Number: 001-13422

AGNICO-EAGLE MINES LIMITED

145 King Street East, Suite 500
Toronto, Ontario
M5C 2Y7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                        No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

        October 12, 2005

AGNICO-EAGLE MINES LIMITED
by	/s/ DAVID GAROFALO David Garofalo Vice President, Finance and Chief Financial Officer

NEWS RELEASE

Stock Symbols:	AEM (NYSE) AGE (TSX)	For further information: David Smith; Director, Investor Relations +1 416 947-1212

For Immediate Release

Not for distribution to news wire services or for dissemination in Australia or Japan.
The Offer is not being made to persons whose participation requires further prospectuses, filings or other measures in addition to those required under Swedish and U.S. law.

AGNICO-EAGLE ACQUIRES 77% OF RIDDARHYTTAN SHARES IN OFFER,
INCREASING OWNERSHIP TO 91%;
FURTHER EXTENDS BID TO OCTOBER 21, 2005

Toronto, Canada (October 12, 2005) — Agnico-Eagle Mines Limited ("Agnico-Eagle") announced today that, to date, 81,425,363 shares of Riddarhyttan Resources AB (publ) ("Riddarhyttan") have been tendered to its offer to acquire all the outstanding shares of Riddarhyttan not owned by Agnico-Eagle, representing 77% of the outstanding shares and voting rights of Riddarhyttan. Together with the 14,763,669 shares already owned by Agnico-Eagle, representing 14.0% of the outstanding shares and voting rights of Riddarhyttan, Agnico-Eagle now owns an aggregate of 96,189,032 shares, or approximately 91% of the outstanding shares and voting rights of Riddarhyttan. All conditions for the completion of the offer have been satisfied and settlement of shares tendered to date is expected to occur on, or about, October 18, 2005.

To enable those shareholders who have not yet tendered to participate in the offer, the offer has been further extended to 4:00 p.m. CET (10:00 a.m. EDT) on October 21, 2005. Riddarhyttan shares tendered during the new extension period are expected to settle on, or about, October 28, 2005.

Agnico-Eagle previously announced a recommended exchange offer of 0.1137 shares of Agnico-Eagle for each outstanding share of Riddarhyttan not currently owned by Agnico-Eagle. The Board of Directors of Riddarhyttan unanimously recommended that Riddarhyttan shareholders accept this offer. Based upon the $14.47 closing price of Agnico-Eagle on the New York Stock Exchange and exchange rates on October 11, 2005, the offer is worth SEK 12.81 per Riddarhyttan share. On May 11, 2005, the last trading day before the announcement of the offer, the closing price per Riddarhyttan share on the Stockholm Stock Exchange was SEK 8.05.

Riddarhyttan shareholders who have questions about the offer should contact Enskilda Securities, Nybrokajen 5, 103 36 Stockholm, Sweden, +46 8 52 22 95 00 or SEB, Issues & Part-ownership Programmes, Rissneleden 110, 106 40 Stockholm, Sweden, +46 8 639 2750.

U.S. Information

        Agnico-Eagle has filed with the SEC a registration statement on Form F-4 containing an offer document regarding the offer. This press release does not constitute an offer to purchase or sell or a solicitation of an offer to sell or purchase shares of Riddarhyttan or Agnico-Eagle to any person in the United States of America, its possessions and other areas subject to its jurisdiction or to, or for the account or benefit of a U.S. person (as defined in Regulation S under the United States Securities Act of 1933, as amended). The offer will be made to those persons solely under the offer document that is part of the registration statement. Investors and stockholders are advised to read the offer document and other documents relating to the offer carefully because they include important information regarding the offer. Investors and stockholders may obtain a free copy of the offer document and certain other documents relating to the offer from the SEC's website at www.sec.gov. Free copies of these documents can also be obtained by directing a request to Agnico-Eagle. YOU SHOULD READ THE OFFER DOCUMENT AND OTHER DOCUMENTS RELATING TO THE OFFER CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

UK Information

        This press release has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Citigroup Global Markets Limited of Citigroup Centre, 33 Canada Square, Canary Wharf, London E14 5LB. Citigroup Global Markets Limited is acting for Agnico-Eagle and no one else in connection with the Offer and will not be responsible to any other person for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the Offer.

Forward-Looking Statements

        Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. In this news release, the words "anticipate", "expect", "estimate", "forecast", "plan" and similar words and expressions are intended to identify forward-looking statements. Such statements, including statements relating to the timing, completion and settlement of the offer, reflect Agnico-Eagle's views at this time with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results to be materially different from those expressed or implied by such forward-looking statements, including, among others, those discussed under the heading "Risk Factors" in the offer document filed as part of the Registration Statement on Form F-4 and in Agnico-Eagle's Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2004. Agnico-Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.

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About Agnico-Eagle

        Agnico-Eagle is a long-established Canadian gold producer with operations located in northwestern Quebec and exploration and development activities in Canada, the United States and Mexico. Agnico-Eagle's LaRonde Mine in Quebec is Canada's largest gold deposit. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 25 consecutive years.

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SIGNATURES
AGNICO-EAGLE ACQUIRES 77% OF RIDDARHYTTAN SHARES IN OFFER, INCREASING OWNERSHIP TO 91%; FURTHER EXTENDS BID TO OCTOBER 21, 2005